===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3
                       RULE 13E-3 TRANSACTION STATEMENT

      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                   AND RULE 13E-3 (SS.240.13E-3) THEREUNDER)

                     RODMAN & RENSHAW CAPITAL GROUP, INC.
                               (NAME OF ISSUER)

                     ABACO GRUPO FINANCIERO, S.A. DE C.V.
          ABACO CASA DE BOLSA, S.A. DE C.V., ABACO GRUPO FINANCIERO
                         R & R CAPITAL HOLDINGS, INC.
                       R & R CAPITAL ACQUISITION CORP.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, $.09 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                 774877 10 4
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                       LIC. JORGE ANTONIO GARCIA GARZA
                     ABACO GRUPO FINANCIERO, S.A. DE C.V.
                          AVE. SAN JERONIMO 999 PTE.
                             COLONIA SAN JERONIMO
                         MONTERREY, N.L. MEXICO 64640
                              011-52-8-399-6121
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                   on Behalf of Person(s) Filing Statement)

                                WITH COPY TO:
                           M. RIDGWAY BARKER, ESQ.
                          KELLEY DRYE AND WARREN LLP
                              TWO STAMFORD PLAZA
                            281 TRESSER BOULEVARD
                              STAMFORD, CT 06901
                                (203) 324-1400

This statement is filed in connection with (check the appropriate box):

a.    |X|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    |_|   The filing of a registration statement under the Securities Act of 1933.

c.    |_|   A tender offer.

d.    |_|   None of the above.

===============================================================================

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
        Transaction valuation*                    Amount of filing fee

               $600,000                                   $120
-------------------------------------------------------------------------------

* For purposes of calculating fee only. This amount assumes that, by virtue of the merger described herein, 1,997,914 shares of Common Stock, $.09 par value per share, shall be converted into the right to receive approximately $600,000 in cash ($.30 per share), without interest. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the value of the transaction.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)    Amount previously paid:

      2)    Form, Schedule or Registration Statement No.:

      3)    Filing Party:

      4)    Date Filed:

            This  Rule  13e-3  Transaction  Statement  on  Schedule  13E-3  (the
"Transaction Statement") is being filed by Abaco Grupo Financiero, S.A. de C.V., a Mexican corporation ("Parent"), Abaco Casa de Bolsa, S.A. de C.V., Abaco Grupo Financiero, a Mexican corporation ("Abaco"), R & R Capital Holdings, Inc., a Delaware corporation ("Holdings") and R & R Capital Acquisition Corp., a
Delaware corporation ("Acquisition Sub"). With the exception of certain information contained in Items 2(e) and (f) contained in the Cross Reference Sheet below, the information required by Items 1 through 16 of Schedule 13E-3 is expressly incorporated in this Transaction Statement by reference to the Notice and Information Statement to be furnished in connection with a series of transactions to be effected by Abaco which will result in Rodman & Renshaw Capital Group, Inc. becoming a wholly owned subsidiary of Holdings. (the "Information Statement"), a preliminary copy of which is being filed with the Securities and Exchange Commission simultaneously with this Transaction Statement. The location in the Information Statement of such information is set forth in the following Cross Reference Sheet. If any item of this Transaction Statement is inapplicable or the answer thereto is in the negative and is omitted from the Information Statement, a statement to that effect has been included in the Cross Reference Sheet below.

                            CROSS REFERENCE SHEET

             Pursuant to General Instruction F. to Schedule 13E-3


ITEM IN SCHEDULE 13E-3            LOCATION IN INFORMATION STATEMENT

Item 1.   Issuer and Class of
          Security Subject to the
          Transaction

            (a)                   COVER PAGE and "CERTAIN INFORMATION
                                  CONCERNING THE COMPANY"

            (b)                   COVER PAGE; "GENERAL" and "MARKET
                                  INFORMATION AND RELATED
                                  STOCKHOLDER MATTERS -- Outstanding Shares of Common Stock"

            (c)                   "MARKET INFORMATION AND RELATED
                                  STOCKHOLDER MATTERS -- Market
                                  Information"

            (d)                   "MARKET INFORMATION AND RELATED
                                  STOCKHOLDER MATTERS -- Dividends"

            (e)                   Not Applicable

            (f)                   "SPECIAL FACTORS -- Background"

Item 2.   Identity and Background


                    This Transaction Statement is being filed by the Parent, Abaco, Holdings and Acquisition Sub. Parent is a Mexican corporation with its principal office located at Ave. San Jeronimo 999 Pte., Colonia San Jeronimo, Monterrey, N.L., Mexico 64640. It is a financial services holding company whose principal subsidiaries are Abaco and Confia, S.A., Institucion de Basca Multiple, Abaco Grupo Financiero. Parent's other material subsidiaries provide leasing, automobile financing and casualty insurance services. Parent's shares of capital stock are traded on Bolsa Mexicana de Valores (the Mexican Stock Exchange) under the symbols: ABACOGF (for Parent's class A shares) and ABACOGF B (for Parent's class B shares).

          Abaco is a Mexican corporation, 99.99% of whose outstanding shares are owned by Parent. Abaco provides brokerage, asset management, money market, investment banking, investment advisory and other related services through eight offices located in Monterrey, Guadalajara, Queretaro, San Luis Potosi, Leon and Mexico City in Mexico. Its principal office is located at Montes Rocallosos 505 Sur, Residencial San Agustin, Garza Garcia, N.L., Mexico 66260.

          Holdings is a wholly-owned subsidiary of Abaco with its principal office located at Ave. San Jeronimo 999 Pte., Colonia San Jeronimo, Monterrey, N.L., Mexico 64640. It is an intermediate holding company whose principal subsidiary is R & R Capital Acquisition Sub

          The  principal  office  of  Acquisition  Sub is  located  at Ave.  San
Jeronimo 999 Pte., Colonia San Jeronimo, Monterrey, N.L., Mexico 64640. Acquisition Sub is a wholly-owned subsidiary of Holdings which has been formed for the purpose of holding shares of Common Stock and merging with the Company.

          (a) through (d) and (g) "INFORMATION ABOUT PARENT, ABACO,
                        HOLDINGS AND ACQUISITION SUB" AND
                                  ANNEX VI

          (e) and (f)             During the last five years, neither Parent,
                                  Abaco, Holdings nor Acquisition Sub, nor, to the best knowledge of Parent, Abaco, Holdings and Acquisition Sub, their respective executive officers and directors, (i) has been convicted in a criminal proceeding
                                  (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.   Past Contacts,
          Transactions or
          Negotiations

          (a)(1) "SPECIAL FACTORS -- Background" and "SPECIAL FACTORS -- Past Contacts, Transactions or Negotiations"

          (a)(2)                  "SPECIAL FACTORS -- Background"

          (b)                     "SPECIAL FACTORS -- Background and
                                  "SPECIAL FACTORS -- Reasons for the Merger;
                                  Fairness of the Merger"

Item 4.   Terms of the
          Transaction

          (a) and (b)             "GENERAL," "THE CONVERSION AND OPEN
                                  MARKET PURCHASES," "THE MERGER" and
                                  ANNEX I of EXHIBIT D

Item 5.   Plans or Proposals of
          the Issuer or Affiliate

          (a) through (e)         "SPECIAL FACTORS -- Plans for the Company
                                  after the Transactions" and "THE MERGER --
                                  Principal Effects of the Merger"

          (f) and (g)             "THE MERGER -- Principal Effects of the
                                  Merger" and "ADDITIONAL INFORMATION --
                                  Delisting and Deregistration"

Item 6.   Source and Amount of
          Funds and Other
          Consideration

          (a)                     "THE MERGER -- Sources of Funds"

          (b)                     "THE MERGER -- Costs and Expenses of the
                                  Merger"

          (c)                     Not Applicable

          (d)                     Not Applicable

Item 7.   Purpose(s), Alternatives,
          Reasons and Effects

          (a) "SPECIAL FACTORS -- Background," "SPECIAL FACTORS -- Evaluation of Going-Private Transaction," "Background -- Reasons for the Merger; Fairness of the Merger" and "Background -- Purpose, Structure and Benefits of the Transactions"

          (b)                     "SPECIAL FACTORS -- Reasons for the Merger;
                                  Fairness of the Merger"

          (c) "SPECIAL FACTORS -- Background," "SPECIAL FACTORS -- Evaluation of Going-Private Transaction," "SPECIAL FACTORS -- Purpose, Structure and Benefits of the Transactions" and "SPECIAL FACTORS -- Effects and Timing"

          (d) "GENERAL," "SPECIAL FACTORS -- Effects and Timing," "SPECIAL FACTORS -- Reasons for the Merger; Fairness of the Merger," "THE MERGER -- Principal Effects of the Merger" and "FEDERAL INCOME TAX CONSEQUENCES"

Item 8.   Fairness of the
          Transaction

          (a)                     "SPECIAL FACTORS -- Reasons for the Merger;
                                  Fairness of the Merger"

          (b) "SPECIAL FACTORS -- Background," "SPECIAL FACTORS -- Reasons for the Merger; Fairness of the Merger" and "SPECIAL FACTORS -- Valuation of the Company"

          (c) "GENERAL," "THE CONVERSION AND OPEN MARKET PURCHASES" and "THE MERGER"

          (d)                     "SPECIAL FACTORS -- Reasons for the Merger;
                                  Fairness of the Merger"

          (e) "SPECIAL FACTORS -- Position of the Company with Respect to the Merger"

          (f)                     "SPECIAL FACTORS -- Reasons for the Merger;
                                  Fairness of the Merger"

Item 9.   Reports, Opinions,
          Appraisals and Certain
          Negotiations

          (a) through (c)         "SPECIAL FACTORS -- Valuation of the
                                  Company," and EXHIBIT B

Item 10.  Interest in Securities
          of the Issuer

          (a) "GENERAL," "Special Factors -- Background," "SPECIAL FACTORS -- Past Contacts, Transactions or Negotiations" and "THE MERGER -- Beneficial Ownership"

          (b)                     Not Applicable

Item 11. Contracts, Arrangements "GENERAL," "Special Factors -- Background" and or Understandings with "SPECIAL FACTORS -- Past Contacts,
          Respect to the Issuer's Transactions or Negotiations"
          Securities

Item 12.  Present Intention and
          Recommendation of
          Certain Persons with
          Regard to the
          Transaction

          (a) "GENERAL," "THE CONVERSION AND OPEN MARKET PURCHASES" and "THE MERGER"

          (b)                     Not Applicable

Item 13.  Other Provisions of the
          Transaction

          (a)                     RIGHTS OF DISSENTING STOCKHOLDERS"
                                  and ANNEX II of EXHIBIT D

          (b)                     None

          (c)                     Not Applicable

Item 14.  Financial Information

          (a)                     "CERTAIN INFORMATION ABOUT THE
                                  COMPANY -- Selected Consolidated Financial
                                  Information" and ANNEXES IV and V of EXHIBIT
                                  D

          (b)                     Not Applicable

Item 15.  Persons and Assets
          Employed, Retained or
          Utilized

          (a) and (b)             Not Applicable

Item 16. Additional Information Additional information concerning the Rule 13e-3 transaction is set forth in the Information Statement attached hereto as Exhibit (d), which is incorporated herein by reference in its entirety

Item 17.  Material to be Field as
          Exhibits

          (a)                     None

          (b)                     Valuation Report of Murray Devine & Co.

          (c)                     None

          (d)                     Notice and Information Statement

          (e) Section 262 of the General Corporation Law of the State of Delaware is incorporated by reference to Annex II of Exhibit C to the Information Statement included herein as Exhibit (d))

          (f)                     Not applicable

                                  SIGNATURES

      After due inquiry and to the best of its knowledge and belief each of the undersigned certifies, that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1997



                                    R & R CAPITAL ACQUISITION CORP.


                                By: /S/ JORGE LANKENAU ROCHA
                                    Name:    Jorge Lankenau Rocha
                                    Title:    President


                                   R & R CAPITAL HOLDINGS, INC.


                               By: /S/ JORGE LANKENAU ROCHA
                                    Name:    Jorge Lankenau Rocha
                                    Title:    President


                                    ABACO CASA DE BOLSA, SA.DE C.V.,
                                    ABACO GRUPO FINANCIERO


                               By: /S/ FRANCISCO E. QUINTANILLA
                                    Name:    Francisco E. Quintanilla
                                    Title:   Director of Financial Controls


                                    ABACO GRUPO FINANCIERO, S.A. DE C.V.


                               By: /S/ FRANCISCO E. QUINTANILLA
                                    Name:    Francisco E. Quintanilla
                                    Title:   Director of Financial Controls